SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2013

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International (the "Company") reports, pursuant to Article 1(b)4 of the Companies Regulations (Leniency in Interested Party Transactions), 5760-2000 (the "Regulations"), the decision of the Compensation Committee on November 4, 2013 and the Board of Directors on November 10, 2013 to approve the employment of Ms. Roma Williger, the daughter of the Chairman of the Board and a controlling shareholder of the Company, Mr. Zwi Williger, as an employee of the Company at a salary which does not exceed the average monthly wage in the Israeli economy.

Summary of Reasons of Compensation Committee and Board of Directors

The Compensation Committee and Board of Directors approved the employment of Ms. Roma Williger as described above for the following reasons:

a.	Ms. Roma Williger will be employed as an administrative assistant of the Company for the Company's Chairman of the Board and its Chief Executive Officer.
b.	The salary Ms. Roma Williger will receive is reasonable in light of the scope of employment, nature of the position and skills to perform the job.
c.	The Company does not serve and/or employ more than two people in accordance with Article 1(b)4 of the Regulations.
d.
Following an examination conducted by the Compensation Committee and the Board of Directors, they determined that the employment of Ms. Roma Williger as described above  does not constitute a distribution, as defined in the Companies Law 5759- 1999 (the "Companies Law").

e.	For the avoidance of doubt, it is clarified that the terms of employment of Ms. Roma Williger constitute approval required pursuant to Section 275(a1) of the Companies Law.

Rule 1c of the Regulations: Where one or more shareholders  holding at least one percent of the issued and paid-up capital of the Company or voting rights in the Company notify the company of his/their objection to the relief described above, according to his/their right under regulation 1C of the Regulations, so long as a written objection is submitted to the Company no later than fourteen days from the day the Company submitted this report and/or from the date on which the Company submits an amendment to this report, the transaction shall require the approval of the general meeting of the Company in accordance with the provisions of section 275(a)(3) of the Companies Law.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: December 5, 2013	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer